The Immersion Age is Now





THE SOCIAL VR GAME



Free to play VR MMO.

Win the game by building the **biggest Space Station in VR!**

Planet Ceasars
WOW 99%
♥ 980024

Le Cirque Pax
Artists
♥ 20335

Le Cir
Artists
♥ 203

HOW TO PLAY SPACEOUT.VR

Earn Currency
Space Dust

- Design & update your Spaces
- Sell your custom Spaces
- Invite friends
- Leave messages, posts & make calls
- Play games
- Watch ads

Spend Currency
Space Dust

- Add new Spaces to your Space Station (Music, Video, Photo, Game, Travel)
- Promote your Spaces
- Upload personal media
- Travel to other Space Stations

Buy Currency
Space Diamond

• Running low on Space Dust?

Purchase **Space Diamond** packs in the **Spaceout Store**.



HOW TO WIN SPACEOUT.VR

Starter Space Station



MUSIC

PHOTO

VIDEO

HOME

GAME

SOCIAL

TRAVEL

Advanced Space Station





YOUR SPACE STATION

Build your Space Station from a marketplace of Spaces.

- **Personal** Space - your life *automagically*

- **Music** Space - virtualize local & streaming music

- **Video** Space - 360, 2D & 3D playlists

- **Photo** Space - 2D, 360 & panoramic galleries

- **Game** Space - *HEADBANGERZ* & others

- **Travel** Space - visit the world

- **Meeting** Space - in AI powered spaces



EXTRACTING from: Hollywood digital

  games & places  humans  my spaceout  notifications



HOW IT WORKS

- **Design** Spaces from personal media and insights.

- **Share** and **promote** your Spaces to the Spaceout.VR community.

- **Explore** and **purchase** Spaces to build your Space Station.

- Engagement and popularity **earn** currency to **build** a bigger Space Station and **WIN!**

Design cool Spaces in VR

Your popular Spaces enable you to...



YOUR VIRTUAL PERSONA

Spaceout.VR powers the building, sharing and sales of personified VR Spaces *automagically.*



Analytics, Interactions & Insights


Ann


You


Me


Eve


Tom



WHY WE MAKE SPACEOUT.VR

Over the past 24 months we have invested **$1.2M** into VR usability and engagement R&D. Over **250,000 app downloads** give us priceless insights into mobile VR behaviors. We now have a tested framework for user experience, cognitive and social VR.

Features

360 VIDEOS

MUSIC POWERED VR

PERSONIFIED SPACES

VR TELEPHONY

MODULAR SPACE STATION

EXPERIENCE ECONOMY

VR GAMES

EXPLORE THE WORLD

Powered by

CREATIVE EXPRESSION

PERSONAL MEDIA

MACHINE LEARNING

AI CHATBOTS

SOCIAL GRAPH ANALYSIS

SOCIAL MEDIA

VOICE COMMANDS & VOIP

CONTENT PLATFORMS



People get it!



Chris Bremmer December 24, 2016

★★★★★

Intuitive & Raising bars for V.R. I believe this app is a couple years ahead of it's time. The insight they have exercised into the various unthought of uses in Virtual Reality is uncanny. Keep it up. Looking forward to seeing what this becomes!!



Taracatta Armistice November 10, 2016

★★★★★

Amazing app and so much potential! This app is totally mind blowing in conception and execution. I give 5 stars because it us great and I want the developers to reach further and polish it more. It has the potential to be something absolutely amazing! Keep expanding and reworking content within it!



Patrick Langlais February 3, 2017

★★★★★

This app is a lot of fun. Decorating my space and being able to watch YouTube videos on the wall is really cool. I like that you can have you music playing the whole time you're on it. I also enjoy the headbangerz game, and having my music to play it makes it more fun.



hanna moon July 28, 2016

★★★★★

Woah This is amazing ive never experienced anything like this before 10 stars not 5



choparmstrong 79 September 16, 2016

★★★★★

Omg I'm in love Best vr app out there



ENGAGEMENT FOR SPACEOUT.VR - 1YR



LEARNING TO DATE - CPA





CONSUMER VR MARKETPLACE

Spacers are: Smartphone users - tech, music, game, movie and art fanatics.

- Demographic: 13-35, 65%M, 35%F
- Forecasted VR Users Worldwide 2017 (TAM): **17,280,000**

Source: IDC

"Mobile VR headsets will account for **98%** of the nearly 89 million headsets sold this year. Google Cardboard headsets outsell all the others combined **more than 20 times over**."

Source: SuperData Research







DESKTOP
HTC Vive, Oculus Rift
CONSOLE
Playstation VR
MOBILE
Google Daydream
Samsung Gear VR
MOBILE
Google Cardboard
iOS & Android
$1,000
Cost
$0
0M
Market Size: VR Users
89M

12

COMPETITION

Free VR apps are a disorganized market. None of the competing apps combine key personal & social behaviors into an ***integrated software environment*** like SPACEOUT VR









Music

VRTIFY
VRTIFY Inc.
VR Music
VR Destiny
VR Music Visualize
Rabbit Mountain
projectM Music Vis
Sperl Heavy Industries
VR Party Simulator
Gilberto Avalos
VR
NoiseTube VR Mus
Belief Engine

Social

AltspaceVR—The S
AltspaceVR
vTime
vTime
BETA
my
VR
myVR
myWebRoom
VR
THEATER
CINEVR social VR
CINEMUR S.A.

Photo/Video

WITHIN
Within
Within
Littlstar - VR Video
Little Star Media, Inc.
VeeR VR - Virtual
Velocious Technologies
VR video
360
FREE
VR video 360
freecreativeapp
360 Photo Player
Holumino Ltd
360TUBE
360TUBE–VR apps
Lunagames Fun & Gam

TECH ARCHITECTURE - SPACEOUTVR SDK



TECH STACK - SPACEOUTVR SDK v1.x

SpaceoutVR SDK

Unity 3D

Cardboard / Daydream SDK

Django	Watson

Cloud Foundry	Compose Postgre SQL

IBM Bluemix





SPACEOUT.VR AUTOMAGICAL ENGINE

1. We use **Watson's Alchemy Language** to migrate data from **Social Networks into VR profiles**, capturing user's interests (keyword, entity and concept extraction).

   Extracted social items: Status/posts, Likes, Shares, Events.

2. **Conversation services**: Speech to text / Text to speech
3. **Intelligent Assistant (PandAI)**
4. **Personality Insights -** Detailed personality portraits of individual users.





CAPABILITIES OF SPACEOUTVR.VR

- Personal Accounts & Personified Spaces
- Voice to text / text to voice
- Messaging
- VR telephony
- Friending / Liking / Sharing
- Social media logins
- Facebook data & photos
- Publish to social accounts
- In-app economy / In-app purchases
- VR advertising
- Chatbot (IBM Watson)
- Machine Learning recommendation engine & AI (IBM Watson)

- VR Gaming
- Marketing Special Projects - Trivia, Prizes
- 360 Video (YouTube / Vimeo)
- 360 Photos
- Upload personal media
- Image Search
- Geospatial teleportation (Google Street View)
- Music Player (Local / SoundCloud)
- Modular 3D navigation system
- Gaze navigation
- Magic window mode for non-VR use

Available for: iOS & Android




THE SPACEOUTVR, INC. FOUNDING TEAM

We have seen the future!



Dennis Adamo - COO
Co-Founder

A pioneer in the media & tech industries since 1994. Founded 10 companies. Held global executive positions with LG, Yahoo and others in VC funds, media & tech.
NYU 1994



V Owen Bush - CEO
Co-Founder

Immersive experience creator and tastemaker. Managed many creative tech teams over 20 years with clients such as MTV, Google & Twitter.
NYU 1995



Ignacio Platas - CPO
Co-Founder

Product designer and creative director with a proven track record and multiple profitable M&A events in gaming, social and machine learning.
Parsons 1994



Agustín Abreu - CTO
Co-Founder

Award winning mobile and MMO game developer. Developed over 100 games/apps and a toolkit that anticipates the challenges of VR.
Republic University 2006



SPACEOUTVR, INC. DEVELOPERS

We have seen the future!









Jeremy Russo
Game Designer
Seasoned game designer focused on creating innovative, memorable, and FUN interactive experiences. Principal game designer on games such as Guitar Hero and Skylanders for 13 years.
RPI 2004

Taro Omiya
Senior VR Engineer
Experienced software engineer with Unity and C# to design and develop innovative games, often within days. Coordinates events at the Tech Valley Game Space co-working office.
RPI 2010

Pablo Bounous
Senior VR Engineer
worked for three years developing PC/Mac casual games (Hidden Objects and Light Adventures), two years developing Mobile platform Games (iOS/Android) .
Republic University 2011

John Ceceri III
VR Engineer
worked on a wide variety of projects as an indie developer. From educational and artistic games used in class rooms to a hardware-focused project featured at Alt Ctrl GDC.
RIT 2015



SPACEOUTVR, INC. TEAM CREDENTIALS



New media innovations fostered by our team:




- ❖ 1994: **1st commercial chat rooms** - *Jupiter Interactive* (Adamo)

- ❖ 1995: **1st streaming media website & viral videos** - *Pseudo.com* (Adamo & Bush)



- ❖ 1997: **Groundbreaking electronic music show** - *MTV's AMP* (Bush)

- ❖ 2003: **1st immersive fulldome music show** - *SonicVision - Hayden Planetarium* (Bush)




- ❖ 2004: **1st mobile music fanclub for WMG & Verizon** - *Wicked Wireless* (Adamo)

- ❖ 2007: **1st web app to make & broadcast shows** - *Operator11* (Abreu & Platas)




- ❖ 2010: **MMO Games** - *Webosaurs, United Party People, Kung Fu Panda 2*, more. (Abreu & Platas)

- ❖ 2011: **1st computer vision facial recognition apps for Mobile** - *Viewdle* (Abreu & Platas)



- ❖ 2011: **1st immersive video app for the iPad** - *Condition One* (Abreu & Platas)

- ❖ 2013: **Best of the Web Award** (Center for digital education) - *NanoSpace* (Bush & Platas)




- ❖ 2015: **Visual Systems Design & VJ at EDM Festivals** - *Ultra, EDC, & many more…* (Bush)



PARTNERSHIPS

We have many valuable partnerships with State, Educational and Business institutions, working with us to shape the future of Virtual Reality.







PATH TO PROFITABILITY



- ***NOW - Start of Phase 2***
- Ads
- Soft Currency
- Hard Currency
- Promotions For Business
- Subscriptions
- 5% 7 day retention
- DAU~2k MAU~60k
- Premium Content
- $.05 DARPU
- 10% 7 day retention
- 1M downloads
- CAC<LTV
- ***Phase 3 to scale and expand development***

Phase 1:

- Acquisition & engagement
- Ruthlessly minimized CPA via blue ocean strategy

Phase 2:

- Revenue from economy, ads & subscription

Phase 3:

- CAC < LTV
- Massive scaling
- Target $.05 DARPU



INVESTMENT STRATEGY



Seed Round (Converted) at $412,446.70

Milestone:
Platform & Brand

Bridge Round
$500k
Valuation - $5M

Milestone:
App revenue

Early Stage
$1.5M
Valuation - $5M

Milestone:
CAC<LTV

Series A
$4M
Valuation - TBD

Milestone:
Break even



Now is the time to

#spaceout

Contact Dennis Adamo - dga@spaceoutvr.com

